Allianz Life Insurance Company of North America

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
Telefax:       763-765-6355
stewart.gregg@allianzlife.com
www.allianzlife.com

VIA EDGAR

April 27, 2014

Ms. Sally Samuel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC    20549-4644

Re: Allianz Life Insurance Company of North America
Allianz Life Variable Account B
Form AW Filed Pursuant to Rule 477
Post-Effective Amendment No. 2 to the Form N-4 Registration Statement No. 333-185866 and 811-05618
Post-Effective Amendment No. 10 to the Form N-4 Registration Statement No. 333-182987 and 811-05618
Post-Effective Amendment No. 42 to the Form N-4 Registration Statement No. 333-139701 and 811-05618
Post-Effective Amendment No. 20 to the Form N-4 Registration Statement No. 333-171427 and 811-05618
Post-Effective Amendment No. 7 to the Form N-4 Registration Statement No. 333-182989 and 811-05618
Post-Effective Amendment No. 19 to the Form N-4 Registration Statement No. 333-169265 and 811-05618
Post-Effective Amendment No. 6 to the Form N-4 Registration Statement No. 333-166408 and 811-05618
Post-Effective Amendment No. 14 to the Form N-4 Registration Statement No. 333-90260 and 811-05618
Post-Effective Amendment No. 26 to the Form N-4 Registration Statement No. 333-82329 and 811-05618
Post-Effective Amendment No. 24 to the Form N-4 Registration Statement No. 333-95729 and 811-05618

Dear Ms. Samuel:

On April 14, 15, 16 and 17 the above-referenced Post-Effective Amendments were filed via Edgar to finalize the prospectus and statement of additional information in response to verbal comments previously received from you,  to make several non-material changes and to file updated financial statements. We are hereby requesting withdrawal of the above mentioned filings under form type AW pursuant to Rule 477, effective as of 12:01 a.m. on April 28, 2014. We are withdrawing the registration statement amendments because we have discovered certain errors in the financial statements. We plan to re-file the registration statements with corrected information. We hereby represent that we have made no sales pursuant to the Post-Effective Amendments.

We will re-submit the filings on April 28, 2014 with final changes.

Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address listed above or at (763) 765-2913.

Sincerely,

Allianz Life Insurance Company of North America

By:  /s/ Stewart D. Gregg

            Stewart D. Gregg